Filed by Denali Holding Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: EMC Corporation (Commission File No. 1-09853)

Disclosure Regarding Forward Looking Statements

This communication contains forward-looking statements, which reflect Denali Holding Inc.’s current expectations. In some cases, you can identify these statements by such forward-looking words as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “confidence,” “may,” “plan,” “potential,” “should,” “will” and “would,” or similar expressions. Factors or risks that could cause our actual results to differ materially from the results we anticipate include, but are not limited to: (i) the failure to consummate or delay in consummating the proposed transaction; (ii) the risk that a condition to closing of the proposed transaction may not be satisfied or that required financing for the proposed transaction may not be available or may be delayed; (iii) the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated; (iv) risk as to the trading price of Class V Common Stock to be issued by Denali Holding Inc. in the proposed transaction relative to the trading price of shares of VMware, Inc. common stock; (v) the effect of the announcement of the proposed transaction on Denali Holding Inc.’s relationships with its customers, operating results and business generally; and (vi) adverse changes in general economic or market conditions. Denali Holding Inc. undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. This communication is being made in respect of the proposed business combination transaction between EMC Corporation and Denali Holding Inc. The proposed transaction will be submitted to the shareholders of EMC Corporation for their consideration. In connection with the issuance of Class V Common Stock of Denali Holding Inc. in the proposed transaction, Denali Holding Inc. will file with the SEC a Registration Statement on Form S-4 that will include a preliminary proxy statement/prospectus regarding the proposed transaction and each of Denali Holding Inc. and EMC Corporation plans to file with the SEC other documents regarding the proposed transaction. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to each EMC Corporation shareholder entitled to vote at the special meeting in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS RELATING TO THE TRANSACTION FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors may obtain copies of the proxy statement/prospectus (when available) and all other documents filed with the SEC regarding the proposed transaction, free of charge, at the SEC’s website (http://www.sec.gov) or from Denali Holding Inc.’s website (http://www.dell.com/futurereadydell).

Participants in the Solicitation

Denali Holding Inc. and certain of its directors and executive officers may be deemed to be “participants” in the solicitation of proxies from EMC Corporation shareholders in connection with the proposed transaction. Additional Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of EMC Corporation shareholders in connection with the proposed transaction and a description of their direct and indirect interest, by security holdings or otherwise, will be set forth in the proxy statement/prospectus filed with the SEC in connection with the proposed transaction.

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Michael S. Dell, MSD Partners and Silver Lake Lead Transaction to Combine Dell and EMC, Creating Premier End-to-End Technology Company

•	Brings together the industry’s leading innovators in digital transformation, software-defined data center, hybrid cloud, converged infrastructure, mobile and security

•	EMC stockholders to receive approximately $33.15 per share (based on the assumptions described below) in a combination of cash as well as tracking stock linked to a portion of EMC’s economic interest in the VMware business

•	VMware to remain an independent, publicly-traded company

ROUND ROCK, Texas, and HOPKINTON, Mass., October 12, 2015 - Dell Inc. and EMC Corporation today announced they have signed a definitive agreement under which Dell, together with its owners, Michael S. Dell, founder, chairman and chief executive officer of Dell, MSD Partners and Silver Lake, the global leader in technology investing, will acquire EMC Corporation, while maintaining VMware as a publicly-traded company.

Under the terms of the agreement, EMC shareholders will receive $24.05 per share in cash in addition to tracking stock linked to a portion of EMC’s economic interest in the VMware business. Based on the estimated number of EMC shares outstanding at the close of the transaction, EMC shareholders are expected to receive approximately 0.111 shares of new tracking stock for each EMC share. Assuming, for illustrative purposes, a valuation for each share of tracking stock of $81.78, the intraday volume-weighted average price for VMware on Wednesday, October 7, 2015, EMC shareholders would receive a total combined consideration of $33.15 per EMC share and the total transaction would be valued at approximately $67 billion. The value of the tracking stock may vary from the market price of VMware given the different characteristics and rights of the two stocks.

The EMC Board of Directors approved the merger agreement and intends to recommend that stockholders of EMC approve the agreement.

DELIVERING FUTURE-READY TECHNOLOGIES TO CUSTOMERS

The combination of Dell and EMC will create the world’s largest privately-controlled, integrated technology company. The company will be a leader in the extremely attractive high-growth areas of the $2 trillion information technology market with complementary product portfolios, sales teams and R&D investment strategies. The transaction combines two of the world’s greatest technology franchises with leadership positions in servers, storage, virtualization and PCs and it brings together strong capabilities in the fastest growing areas of the industry, including digital transformation, software-defined data center, hybrid cloud, converged infrastructure, mobile and security.

Since becoming a private company, Dell has had the flexibility and agility to focus completely on customers and invest for long-term results. The transaction will unite Dell’s strength with small business and mid-market customers with EMC’s strength with large enterprises to fuel profitable growth and generate significant cash flows. The combined company will consist of strategically-aligned businesses and incubated high-growth assets, fostering innovation, enabling customer choice and attracting and retaining world-class talent.

“The combination of Dell and EMC creates an enterprise solutions powerhouse bringing our customers industry leading innovation across their entire technology environment. Our new company will be exceptionally well-positioned for growth in the most strategic areas of next generation IT including digital transformation, software-defined data center, converged infrastructure, hybrid cloud, mobile and security,” said Mr. Dell. “Our investments in R&D and innovation along with our privately-controlled structure will give us unmatched scale, strength and flexibility, deepening our relationships with customers of all sizes. I am incredibly excited to partner with the EMC, VMware, Pivotal, VCE, RSA and Virtustream teams and am personally committed to the success of our new company, our customers and partners.”

“I’m tremendously proud of everything we’ve built at EMC - from humble beginnings as a Boston-based startup to a global, world-class technology company with an unyielding dedication to our customers,” said Joe Tucci, chairman and chief executive officer of EMC. “But the waves of change we now see in our industry are unprecedented and, to navigate this change, we must create a new company for a new era. I truly believe that the combination of EMC and Dell will prove to be a winning combination for our customers, employees, partners and shareholders.”

“We are excited and honored to invest in the outstanding businesses built by Joe Tucci and his world-class management team. This is an extraordinary opportunity to continue and expand our partnership with the iconic technology entrepreneur Michael Dell and his talented team,” said Egon Durban, managing partner of Silver Lake. “We believe the strategic integration of EMC and Dell will generate unparalleled depth and breadth across servers, storage, virtualization and the next era of converged infrastructure, creating a global technology platform poised for sustained long term growth and innovation in the years to come. We are doubling down and increasing our investment in this differentiated market leader for the next paradigm of enterprise computing.”

VMware will remain a publicly-traded company and continue to provide customers value through leading software-defined data center technology, together with its cloud, mobile and desktop offerings. This transaction is expected to accelerate VMware’s growth across all of its businesses through significant synergies with Dell’s solutions and go-to-market channels. VMware remains committed to investing in and partnering with its strong, industry ecosystem.

TRANSACTION TERMS

The transaction is expected to be financed through a combination of new common equity from Michael S. Dell, MSD Partners, Silver Lake and Temasek, the issuance of tracking stock, as well as new debt financing and cash on hand. There are no financing conditions to the closing of the transaction.

Mr. Dell and related stockholders will own approximately 70 percent of the company’s common equity, excluding the tracking stock, similar to their pre-transaction ownership.

Following completion of the transaction, Mr. Dell will lead the combined company as chairman and chief executive officer. Mr. Tucci will continue as chairman and chief executive officer of EMC until the transaction closes. Dell’s headquarters will remain in Round Rock, Texas, and the headquarters of the combined enterprise systems business will be located in Hopkinton, Mass.

Historically, Dell and EMC have maintained conservative financial policies, and have strong track records of cash flow generation and debt reduction. The transaction is expected to have a neutral to positive impact on Dell’s current corporate credit ratings. The combined company will focus on rapidly de-levering in the first 18 to 24 months following the closing of the transaction, and on achieving and maintaining investment grade debt ratings.

In connection with the financing of the transaction and prior to or at the time of its closing, Dell expects to redeem any outstanding 5.625% Senior First Lien Notes due 2020.

The transaction is subject to customary conditions, including receipt of required regulatory and EMC stockholder approvals. The transaction is expected to close in the second or third quarter of Dell’s fiscal year ending February 3, 2017 (within the months of May to October 2016).

For further information regarding all terms and conditions contained in the definitive merger agreement, please see EMC’s Current Report on Form 8-K, which will be filed in connection with this transaction.

Morgan Stanley & CO LLC is acting as lead financial advisor to EMC and provided a fairness opinion to EMC’s Board of Directors. Evercore Partners also provided a fairness opinion to EMC’s Board of Directors, and Needham and Company provided financial assistance to EMC. Skadden, Arps, Slate, Meagher & Flom LLP is acting as legal advisor to EMC. J.P. Morgan is acting as lead financial advisor to Dell and Silver Lake. Credit Suisse and J.P. Morgan (in alphabetical order) are acting as global financing coordinators. Barclays, BofA Merrill Lynch, Citi, Credit Suisse, Deutsche Bank Securities Inc., affiliates of Goldman, Sachs & Co., J.P. Morgan, and RBC Capital Markets (in alphabetical order) are acting as financial advisors and are providing debt financing to Dell. Simpson Thacher & Bartlett LLP is acting as legal advisor to Dell and Silver Lake. Wachtell, Lipton, Rosen & Katz is acting as legal advisor to Michael Dell and MSD Partners.

EMC and VMware will host a joint conference call with investors on October 12, 2015 at 7:45 am Eastern Time to discuss this transaction. The call will be webcast at www.EMC.com/investor. A replay will also be available at www.EMC.com/investor.

Dell and EMC will host a conference call with media and industry analysts today at 8:45 a.m. Eastern Time. The call will be webcast at https://engage.vevent.com/rt/dellincorporatedao~101215.

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Media & Industry Analyst Contacts

Jim Hahn	Dell Media Relations	(512) 723-4401	Jim_Hahn@dell.com

Christa Semko	Dell Industry Analyst Relations	(512) 728-3263	Christa_semko@dell.com

Dave Farmer	EMC Media Relations	(508) 293-7206	dave.farmer@emc.com

Irene Mirageas	EMC Industry Analyst Relations	(508) 293-6664	irene.mirageas@emc.com

Michael Thacker	VMware Media Relations	(650) 427-4454	mthacker@VMware.com

Shirley Schroedl	VMware Industry Analyst Relations	(516) 459-6696	sschroedl@VMware.com

About Dell

Dell Inc. listens to customers and delivers innovative technology and services that give them the power to do more. For more information, visit www.dell.com.

Dell World

Join us Oct. 20-22 at Dell World 2015, Dell’s flagship event bringing together technology and business professionals to network, share ideas and help co-create a better future. Learn more at www.dellworld.com and follow #DellWorld on Twitter.

About EMC

EMC Corporation is a global leader in enabling businesses and service providers to transform their operations and deliver IT as a service. Fundamental to this transformation is cloud computing. Through innovative products and services, EMC accelerates the journey to cloud computing, helping IT departments to store, manage, protect and analyze their most valuable asset - information - in a more agile, trusted and cost-efficient way. Additional information about EMC can be found at www.EMC.com.

About VMware

VMware is a leader in cloud infrastructure and business mobility. Built on VMware’s industry-leading virtualization technology, our solutions deliver a brave new model of IT that is fluid, instant and more secure. Customers can innovate faster by rapidly developing, automatically delivering and more safely consuming any application. With 2014 revenues of $6 billion, VMware has more than 500,000 customers and 75,000 partners. The company is headquartered in Silicon Valley with offices throughout the world and can be found online at www.VMware.com.

About Silver Lake

Silver Lake is the global leader in technology investing, with over $26 billion in combined assets under management and committed capital. The firm’s portfolio of investments collectively generates more than $85 billion of revenue annually and employs more than 170,000 people globally. Silver Lake has a team of approximately 100 investment and value creation professionals located in New York, Menlo Park, San Mateo, London, Hong Kong and Tokyo. The firm’s current portfolio includes leading technology and technology-enabled businesses such as Alibaba Group, Avago, Avaya, Dell, Global Blue, Go Daddy, Hillstone Networks, Intelsat, Interactive Data Corporation, Qunar, Quorum Business Solutions, Red Ventures, Sabre, SMART Modular, SunGard, Vantage Data Centers, Virtu Financial and WME/IMG. For more information about Silver Lake and its entire portfolio, please visit www.silverlake.com.

About MSD Partners

MSD Partners, L.P., an SEC-registered investment adviser, was formed in 2009 by the principals of MSD Capital, L.P. to enable a select group of investors to invest in strategies that were developed by MSD Capital. MSD Capital was established in 1998 to exclusively manage the capital of Michael Dell and his family. MSD Partners utilizes a multi-disciplinary investment strategy focused on maximizing long-term capital appreciation by making investments across the globe in the equities of public and private companies, credit, real estate and other asset classes and securities. MSD Partners’ team operates from the firm’s offices in New York and London.

About Temasek

Incorporated in 1974, Temasek is an investment company based in Singapore, with a US$177 billion portfolio as at March 31, 2015. Temasek’s portfolio covers a broad spectrum of sectors, including financial services; telecommunications, media & technology; consumer; energy & resources; life sciences, among others. For more information on Temasek, please visit www.temasek.com.sg.

Disclosure Regarding Forward-Looking Statements

This communication contains forward-looking statements, which reflect Denali Holding Inc.’s current expectations. In some cases, you can identify these statements by such forward-looking words as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “confidence,” “may,” “plan,” “potential,” “should,” “will” and “would,” or similar expressions. Factors or risks that could cause our actual results to differ materially from the results we anticipate include, but are not limited to: (i) the failure to consummate or delay in consummating the proposed transaction; (ii) the risk that a condition to closing of the proposed transaction may not be satisfied or that required financing for the proposed transaction may not be available or may be delayed; (iii) the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated; (iv) risk as to the trading price of Class V Common Stock to be issued by Denali Holding Inc. in the proposed transaction relative to the trading price of shares of VMware, Inc. common stock; (v) the effect of the announcement of the proposed transaction on Denali Holding Inc.’s relationships with its customers, operating results and business generally; and (vi) adverse changes in general economic or market conditions. Denali Holding Inc. undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

EMC Corporation Disclosure Regarding Forward Looking Statements

This communication contains forward-looking information about EMC Corporation and the proposed transaction that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those projected in the forward-looking statements as a result of certain risk factors, including but not limited to: (i) the failure to obtain the approval of EMC shareholders in connection with the proposed transaction; (ii) the failure to consummate or delay in consummating the proposed transaction for other reasons; (iii) the risk that a condition to closing of the proposed transaction may not be satisfied or that required financing for the proposed transaction may not be available or may be delayed; (iv) the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated; (v) risk as to the trading price of Class V Common Stock to be issued by Denali Holding Inc. in the proposed transaction relative to the trading price of shares of VMware, Inc.’s common stock; (vi) the effect of the proposed transaction on VMware’s business and operating results and impact on the trading price of shares of Class V Common Stock of Denali Holding Inc. and shares of VMware common stock; (vii) the diversion of management time on transaction-related issues; (viii) adverse changes in general economic or market conditions; (ix) delays or reductions in information technology spending; (x) the relative and varying rates of product price and component cost declines and the volume and mixture of product and services revenues; (xi) competitive factors, including but not limited to pricing pressures and new product introductions; (xii) component and product quality and availability; (xiii) fluctuations in VMware’s operating results and risks associated with trading of VMware common stock; (xiv) the transition to new products, the uncertainty of customer acceptance of new product offerings and rapid technological and market change; (xv) the ability to attract and retain highly qualified employees; (xvi) insufficient, excess or obsolete inventory; (xvii) fluctuating currency exchange rates; (xiii) threats and other disruptions to our secure data centers or networks; (xix) our ability to protect our proprietary technology; (xx) war or acts of terrorism; and (xxi) other one-time events and other important factors disclosed previously and from time to time in EMC’s filings with the U.S. Securities and Exchange Commission (the “SEC”). Except to the extent otherwise required by federal securities law, EMC disclaims any obligation to update any such forward-looking statements after the date of this communication.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. This communication is being made in respect of the proposed business combination transaction between EMC Corporation and Denali Holding Inc. The proposed transaction will be submitted to the shareholders of EMC for their consideration. In connection with the issuance of Class V Common Stock of Denali Holding Inc. in the proposed transaction, Denali Holding Inc. will file with the SEC a Registration Statement on Form S-4 that will include a preliminary proxy statement/prospectus regarding the proposed transaction and each of Denali Holding Inc. and EMC Corporation plans to file with the SEC other documents regarding the proposed transaction. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to each EMC shareholder entitled to vote at the special meeting in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS RELATING TO THE TRANSACTION FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors may obtain copies of the proxy statement/prospectus (when available) and all other documents filed with the SEC regarding the proposed transaction, free of charge, at the SEC’s website (http://www.sec.gov). Investors may also obtain these documents, free of charge, from EMC’s website (www.EMC.com) under the link “Investor Relations” and then under the tab “Financials” then “SEC Filings” or by directing a request to: EMC Corporation, 176 South Street, Hopkinton, Massachusetts, Attn: Investor Relations, 866-362-6973 or from Denali Holding Inc.’s website (http://www.dell.com/learn/us/en/uscorp1/secure/dell-emc-transaction).

Participants in the Solicitation

Denali Holding Inc., EMC Corporation and certain of their respective directors, executive officers and other members of management and employees may be deemed to be “participants” in the solicitation of proxies from EMC shareholders in connection with the proposed transaction. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of EMC shareholders in connection with the proposed transaction and a description of their direct and indirect interest, by security holdings or otherwise, will be set forth in the proxy statement/prospectus filed with the SEC in connection with the proposed transaction. You can find information about EMC’s executive officers and directors in its definitive proxy statement filed with the SEC on March 2, 2015 and in its Annual Report on Form 10-K filed with the SEC on February 27, 2015. You can also obtain free copies of these documents from EMC using the contact information above.